Exhibit 12

PSS WORLD MEDICAL, INC. AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

FOR THE YEARS ENDED MARCH 29, 2002, MARCH 30, 2001, MARCH 31, 2000,

APRIL 2, 1999 and APRIL 3, 1998
(Dollars in Thousands)

	Fiscal Year Ended
	2002	2001	2000	1999	1998
Fixed charges:
Interest expense	$12,674	$20,394	$15,457	$11,522	$7,517
Capitalized interest	1,801	1,612	1,377	—	—
Interest component of rental expense	17,669	17,923	16,375	13,089	10,840

Fixed charges	$32,144	$39,929	$33,209	$24,611	$18,357

Earnings:
Income (loss) before income taxes and cumulative effect of accounting change	$14,007	$(43,890)	$41,527	$73,681	$36,349
Add: Fixed charges	32,144	39,929	33,209	24,611	18,357
Less: Capitalized interest	1,801	1,612	1,377	—	—

Total earnings (loss)	$44,350	$(5,573)	$73,359	$98,292	$54,706

Ratio of earnings (loss) to fixed charges:
Total earnings (loss)	$44,350	$(5,573)	$73,359	$98,292	$54,706
Fixed charges	$32,144	$39,929	$33,209	$24,611	$18,357
Ratio	1.4	N/A	2.2	4.0	3.0
	(a)	(a)

(a)
The consolidated ratios of earnings to fixed charges shown above is calculated in accordance with Section 229.503 (d) of Regulation S-K and is not calculated in the same manner as defined under the Notes. (Refer to Note 11, Long-Term Debt). The consolidated ratio of earnings to fixed charges, as defined in the Notes agreement, includes certain add backs to the numerator and denominator that are not included in Section 229.503 (d) of Regulation S-K.